UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kinbasha Gaming International, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

494488-20-8

(CUSIP Number)

February 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Masatoshi Takahama

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	7,679,513

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	7,679,513

	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 7,679,513

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.6%

12.	TYPE OF REPORTING PERSON IN

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1.	NAMES OF REPORTING PERSONS. Yugen Kaisha Takahama

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	1,714,823

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	1,714,823

	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,714,823

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2) 14.0%

12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 494488-20-8	3

Item 1(a).  Name of Issuer.

The name of the issuer is Kinbasha Gaming International, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 3753 Howard Hughes Parkway, #200

Las Vegas, NV 89169.

Item 2(a).  Name of Person Filing.

Masatoshi Takahama

Yugen Kaisha Takahama

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The address of Masatoshi Takahama is 3-8-1 Benton-cho, Hitachi City, Ibaraki 317-0072, Japan.

The address of Yugen Kaisha Takahama is 2-1-10 Saiwai-cho, Hitachi City, Ibaraki, 317-0073, Japan.

Item 2(c).  Citizenship.

Masatoshi Takahama is a citizen of Japan.

Yugen Kaisha Takahama is a Japanese corporation.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number of the Common Stock is 494488-20-8.

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)

[  ]

Broker or dealer registered under Section 15 of the Act

(b)

[  ]

Bank as defined in Section 3(a)(6) of the Act

(c)

[  ]

Insurance Company as defined in Section 3(a)(19) of the Act

(d)

[  ]

Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)

[  ]

Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)

[  ]

Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)

[  ]

Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

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(h)

[  ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.

Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.  Masatoshi Takahama is the sole shareholder and director of Yugen Kaisha Takahama and makes all voting and investment decisions with respect to the shares of the Issuer held by this corporation.  The shares beneficially owned by Masatoshi Takahama include the shares reported as beneficially owned by Yugen Kaisha Takahama.

Item 5.

Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013 /s/ Masatoshi Takahama Masatoshi Takahama

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Dated: February 13, 2013 Yugen Kaisha Takahama By: /s/ Masatoshi Takahama Masatoshi Takahama, President

CUSIP NO. 539319 10 3	6

JOINT FILING AGREEMENT

AGREEMENT, dated as of February 13, 2013, by and between Masatoshi Takahama and Yugen Kaisha Takahama, a Japanese corporation.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13G need to be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Masatoshi Takahama and Yugen Kaisha Takahama hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13G relating to their ownership of the Common Stock of Kinbasha Gaming International, Inc. and hereby further agree that said statement shall be filed on behalf of them.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Kinbasha Gaming International, Inc.

IN WITNESS WHEREOF, the parties have executed this Agreement as the date first written above.

/s/ Masatoshi Takahama Masatoshi Takahama
Yugen Kaisha Takahama By: /s/ Masatoshi Takahama Masatoshi Takahama, President

CUSIP NO. 539319 10 3	7